EXHIBIT 99.1

Ralph E. Davis Associates, Inc.
1717 St. James Place, Suite 460
Houston, Texas 77056
(713) 622-8955

April 7, 2009

Cross Canyon Energy Corp.
6630 Cypresswood Drive, Suite 200
Spring, Texas 77979

Attention:  Mr. Robert P. Munn, CEO

At your request, we have appraised the leasehold and royalty interests in properties owned by Cross Canyon Energy Corp (Cross Canyon).  The subject properties are located in Duval County, Texas.

We have prepared estimates of the reserves, future production and income attributable to the subject interests with an effective date of December 31, 2008. The reserves associated with these estimates have been classified in accordance with the definitions of the Securities and Exchange Commission (SEC) as found in Rule 4-10(a) of regulation S-X of the Securities Exchange Act of 1934.  The results of our study are summarized as follows:

Estimated Net Reserves and Income Data
Certain Leasehold and Royalty Interests of
Cross Canyon Energy Corp.

	PROVED
	PRODUCING	NON-PRODUCING	UNDEVELOPED	TOTAL

Net Reserves
Oil/Condensate-MBarrels	68.81	229.32	228.64	526.76
Gas-MMCF	1,974.26	2,545.55	3,702.85	8,222.66

Income Data (M$)
Future Gross Revenue	$14,775.62	$25,103.78	$31,867.73	$71,747.14
Ad Val & Severance Taxes	$1,452.93	$2,353.86	$3,064.91	$6,871.71
Operating Costs	$4,856.10	$6,917.08	$7,298.93	$19,072.12
Capital Costs	$0.00	$1,000.00	$5,600.00	$6,600.00
Future Net Income (FNI)	$8,466.60	$14,832.82	$15,903.89	$39,203.31
FNI @ 10%	$6,571.55	$6,334.73	$8,516.93	$21,423.22

Totals may not add due to computer rounding.

Oil and condensate products are expressed in standard 42 gallon barrels.  Gas volumes are expressed in million cubic feet (MMCF) at the official temperature and pressure bases where the gas reserves are located.

DISCUSSION

During 2008 Cross Canyon has added several zones to production that were carried as proved non-producing in 2007.  In addition, two wells, the Miller 133 and the Marchbanks-Cadena 122, previously carried as non- producing commenced production in 2008.

Cross Canyon plans to drill the proved undeveloped Hilda Parr 108 location in 2009.  The remaining PUD locations are planned to be drilled in 2010 and 2011.

In addition there are plans to convert the Marchbanks-Cadena 109 well to a water injector in May 2009.  This will cut the water disposal costs from the current $2.00 per barrel substantially.

METHOD OF APPRAISAL

The properties have been evaluated on the basis of future net cash flow, which is defined as the amount of future net income, which will accrue to the appraised interest by operating the properties to the estimated limit of profitable operation.  The future net cash flow has been discounted at an annual effective rate of ten percent as the primary discount rate for this study.  The future net cash flow has also been discounted at various other rates, as shown on the schedules.  The discounted values shown are for your information and should not be construed as our estimate of fair market value.

RESERVE DETERMINATION

The reserves presented in this report have been estimated using engineering and geological methods widely accepted in the industry.  In general, these estimates were made using performance methods that utilize extrapolations of various historical data including, but not limited to, oil, gas and water production and pressure history.  For the behind pipe reserves and undeveloped reserves, estimates were made using volumetric methods or by analogy to wells within each respective field and reservoir.

Future production rates may be subject to regulation by various governmental agencies, changes in market demand or other factors; consequently, actual producing rates may differ materially from volumes predicted.

ECONOMIC PARAMETERS

Prices – Prices are the December 31, 2008 NYMEX oil and gas price and were held constant for the life of this report. Prices were adjusted for gathering and BTU content.

Costs – Operating costs for the fields, leases and wells in this report are based upon the last available 12 months of lease operating reports of Cross Canyon.  As required by SEC guidelines these costs were held constant for the life of each property.  No provision has been made for the value of salvable equipment or the leases at abandonment, nor were costs included to properly plug and abandon the wells.  It is assumed that these costs are minimal and generally offset one another.

GENERAL

No consideration has been given to Cross Canyon’s corporate overhead, income taxes, depletion, depreciation or any other indirect costs.

Titles to the evaluated properties have not been examined by Ralph E. Davis Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed.  The data used in our evaluation were obtained from Cross Canyon or from public information sources.  A field inspection of the properties was not made.

The reliability of any reserve estimate is a function of the quality of available information and of engineering interpretation and judgment.  In our opinion, the reserve estimates presented herein were made in accordance with generally accepted engineering and evaluation principles consistently applied, and are believed to be reasonable.  These reserves should be accepted with the understanding that additional activity or additional information subsequent to the effective date of this report might require revision to those reserve estimates.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on its estimates of reserves and future income for the subject properties.

This report was prepared for the exclusive use of Cross Canyon Energy Corp. The data and work papers used in preparing this report are available for examination by authorized parties in our offices.

It has been a privilege to perform this study for you.  Please contact us if we can be of further service in this or other matters.

Very truly yours,
RALPH E. DAVIS ASSOCIATES, INC.

                                   /s/  Allen L. Kelley
          Allen L. Kelley
          Vice President

CLASSIFICATION OF RESERVES

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.  Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

1.
Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test.  The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data.  In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

2.
Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the proved classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

3.
Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as indicated additional reserves; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved Developed Oil and Gas Reserves
Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Reserves
Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.  Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.  Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.  Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

(Classification of reserves as found in Rule 4-10(a) of Regulation S-X of the per Securities and Exchange Act)